SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

03013114

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SEC FILE NUMBER
8- 53232

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

RECEIVED FEB 2 8 2003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Pointe Capital, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

21845 Powerline Road
(No. and Street)

Boca Raton	Florida	33433
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

David L. Smith (518) 449-5131
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Piaker & Lyons
(Name – *if individual, state last, first, middle name*)

572 South Salina Street	Syracuse	NY	13202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 1 3 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

MAR 1 2 2003

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, David L. Smith, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pointe Capital, LLC, as of December 31, 20 02, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

Signature

Vice President

Title

Notary Public

CAROLYN GRACEY
Notary Public, State of New York
No. 01GR6037985
Qualified in Rensselaer County
Commission Expires March 6, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Piaker & Lyons
CERTIFIED PUBLIC ACCOUNTANTS

REPORT OF INTERNAL CONTROL STRUCTURE REQUIRED BY SEC. RULE 17a-5 FOR A BROKER-DEALER CLAIMING AN EXEMPTION FROM SEC. RULE 15c3-3.

To the Members
Pointe Capital, LLC

In planning and performing our audit of the financial statements and supplemental schedules of Pointe Capital, LLC (the "Company") for the year ended December 31, 2002, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

Also, as required by Rule 17a-5(g)(1) of the Securities Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons;

2. Recordation of differences required by Rule 17a-13; and

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

572 South Salina Street • Syracuse, New York 13202 • (315) 471-8109 • Fax: (315) 471-3293

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, by not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use of disposition and transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of the inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted the following matters involving the control environment, accounting systems, control procedures, or procedures for safeguarding securities and their operation that we consider to be material weaknesses as defined above. These conditions were considered in determining the nature, timing, and extent of the procedures to be performed in our audit of the financial statements of Pointe Capital, LLC for the year ended December 31, 2002, and this report does not affect our report thereon dated January 13, 2003.

To the Members
Pointe Capital, LLC
January 13, 2003

Limited Personnel

The number of personnel handling accounting transactions, in general, limits the overall effectiveness of internal accounting control due to the lack of segregation of duties and responsibilities in the same areas of the accounting function. Management must remain aware of this limitation and monitor cash receipts and disbursements to insure that no unusual transactions are occurring and going undetected.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, except for the matters described in the preceding paragraphs, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the Commission's objectives.

This report is intended solely for the use of the Board of Directors, management, the Securities and Exchange Commission, the New York State Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Piaker & Lyons

PIAKER & LYONS

Syracuse, New York
January 13, 2003

POINTE CAPITAL, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2002

CONTENTS

POINTE CAPITAL, LLC
FINANCIAL STATEMENTS
DECEMBER 31, 2002

Piaker & Lyons
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Members
Pointe Capital, LLC

We have audited the accompanying statements of financial condition of **POINTE CAPITAL, LLC (a Limited Liability Company)** as of December 31, 2002 and 2001, and the related statements of operations, changes in members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pointe Capital, LLC as of December 31, 2002 and 2001, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Piaker & Lyons

PIAKER & LYONS

Syracuse, New York
January 13, 2003

572 South Salina Street • Syracuse, New York 13202 • (315) 471-8109 • Fax: (315) 471-3293

EXHIBIT A

POINTE CAPITAL, LLC

STATEMENTS OF FINANCIAL CONDITION
DECEMBER 31, 2002 AND 2001

ASSETS

	2002	2001
Cash	$ 65,906	$ 315,490
Marketable Securities	-	56,500
Not Readily Marketable Investments, at Estimated Fair Market Value	250,000	250,000
Receivables	43,500	53,500
Equipment and Furniture – Net	13,826	23,042
Other Current Assets	3,442	8,909
TOTAL ASSETS	$ 376,674	$ 707,441

LIABILITIES AND MEMBERS' EQUITY

	2002	2001
LIABILITIES		
Accounts Payable	$ 11,353	$ 1,171
MEMBERS' EQUITY	365,321	706,270
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 376,674	$ 707,441

The Notes to Financial Statements are an integral part of this statement.

EXHIBIT B

POINTE CAPITAL, LLC

STATEMENTS OF OPERATIONS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
REVENUES		
Advisory Fees	$ 3,704	$ 193,500
Interest and Dividends	21,323	5,548
Gain on Marketable Securities	14,004	3,224
TOTAL REVENUES	39,031	202,272
EXPENSES		
Administrative Expenses	6,000	17,500
Bad Debts	10,000	-
Depreciation	9,216	14,141
Director Fees	8,904	-
Insurance Expense	11,964	13,194
Miscellaneous Expense	9,259	14,694
Office Supplies and Expense	12,885	12,410
Payroll	217,007	249,750
Professional Fees	16,218	86,188
Payroll Taxes and Benefits	32,098	36,374
Relocation Expenses	-	3,625
Rent	18,353	18,334
Telephone	26,517	17,984
Travel and Entertainment	1,559	15,085
TOTAL EXPENSES	379,980	499,279
NET LOSS	$(340,949)	$(297,007)

The Notes to Financial Statements are an integral part of this statement.

EXHIBIT C

POINTE CAPITAL, LLC

STATEMENTS OF CHANGES IN MEMBERS' EQUITY
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	First Integrated Capital Corp.	Pointe Financial Corporation	Total
Members' Equity – January 1, 2001	$ 501,638	$ 501,639	$ 1,003,277
Net Loss – 2001	(148,503)	(148,504)	(297,007)
Members' Equity – December 31, 2001	353,135	353,135	706,270
Net Loss - 2002	(170,475)	(170,474)	(340,949)
Members' Equity – December 31, 2002	$ 182,660	$ 182,661	$ 365,321

The Notes to Financial Statements are an integral part of this statement.

EXHIBIT D

POINTE CAPITAL, LLC

STATEMENTS OF CASH FLOWS
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS:		
Cash Flows From Operating Activities:		
Net Loss	$(340,949)	$(297,007)
Adjustments to Reconcile Net Loss to Net Cash Used by Operating Activities:		
Depreciation	9,216	14,141
Changes in Operating Assets and Liabilities:		
Marketable Securities	56,500	(56,500)
Not Readily Marketable Securities	-	(250,000)
Receivables	10,000	(53,500)
Other Current Assets	5,467	(804)
Accounts Payable	10,182	(8,863)
Net Cash Used by Operating Activities	(249,584)	(652,533)
Cash Flows From Investing Activities:		
Purchases of Equipment	-	(3,664)
Net Decrease in Cash and Cash Equivalents	(249,584)	(656,197)
Cash – Beginning of Year	315,490	971,687
Cash – End of Year	$ 65,906	$ 315,490

The Notes to Financial Statements are an integral part of this statement.

POINTE CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Company Operations and Concentration of Credit Risk – Pointe Capital, LLC, a Delaware limited liability company, is engaged in investment banking and underwriting services. The Company is a broker-dealer registered with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers. The Company monitors its cash balances which at times exceed insurance coverages.

Accounting Method – The Company's financial statements are prepared using the accrual basis as specified in the AICPA's Audit and Accounting Guide – "Audits of Brokers and Dealers in Securities." Transactions in securities are recorded on a trade date basis for financial statement and tax purposes.

Customer Accounts – Fully Disclosed Basis – The Company operates pursuant to paragraph (k)(2)(B) of Rule 15c3-3 and does not carry customer accounts or clear customer transactions. As a result, the Company is exempt from the remaining provisions and requirements of Rule 15c3-3.

Use of Estimates – The preparation of financial statements in conformity with generally accepted accounting principles requires the use of estimates based on management's knowledge and experience. Due to their prospective nature, actual results could differ from those estimates.

Marketable Securities and Not Readily Marketable Investments – Marketable securities are valued at fair market value. Not readily marketable investments are valued at estimated fair value as determined by the Company's management.

Allowance for Doubtful Accounts – The Company establishes allowances for doubtful accounts based on management's review of detailed accounts and receivable records. Adjustments to the allowances are charged to operations in the year such adjustments are determined. At December 31, 2002 and 2001, no allowance was deemed necessary by management.

Equipment and Furniture – Purchases of equipment and furniture are recorded at cost. Depreciation is provided on the straight-line and accelerated methods, which are considered adequate for the recovery of the assets over their estimated useful lives. Depreciation expense totaled $9,216 and $14,141 for the years ended December 31, 2002 and 2001, respectively.

Equipment and furniture are comprised of the following at December 31:

	2002	2001
Equipment	$ 25,358	$ 25,358
Furniture	15,888	15,888
	41,246	41,246
Less: Accumulated Depreciation	27,420	18,204
	$ 13,826	$ 23,042

POINTE CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 1 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

Income Taxes – Income taxes are not payable by, or provided for, the Company. Members report their share of earnings/losses on their respective income tax returns.

Cash and Cash Equivalents – For purposes of the statements of cash flows, the Company considers all highly liquid debt instruments purchased with a maturity of three months or less to be cash equivalents.

NOTE 2 – NOT READILY MARKETABLE INVESTMENTS

The Company has a $250,000 promissory note from High Liquidity Fund, LLC (a related party), which requires monthly interest payments of 8%. The principal is due December 31, 2006. The investment is valued at estimated fair value, which is determined by the Company's management.

NOTE 3 – COMMITMENTS AND CONTINGENCIES

The Company has a month-to-month occupancy lease arrangement with a related party, which currently requires monthly payments of $1,647. Rent expense paid to this related party was $18,353 and $18,334 for the years ended December 2002 and 2001, respectively.

In addition, the Company leases various equipment currently requiring monthly payments of approximately $750.

NOTE 4 – NET CAPITAL REQUIREMENTS

Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum level of net capital of $5,000 as defined under such provisions. Additionally, the Company is required to maintain a net capital ratio (a ratio of aggregate indebtedness to net capital) of not more than 15 to 1. The Company had net capital of $15,312 and $99,582 as of December 31, 2002 and 2001, respectively. The Company's net capital ratio was approximately .74 and .01 to 1 at December 31, 2002 and 2001, respectively.

POINTE CAPITAL, LLC

NOTES TO FINANCIAL STATEMENTS
DECEMBER 31, 2002

NOTE 5 – RELATED PARTY TRANSACTIONS

The Company had several different types of transactions with related parties during the years ended December 31, 2002 and 2001. A summary of the items from related party transactions are as follows for the years ending December 31:

	2002	2001
Advisory Fee Income	$ -	$ 150,000
Rent Expense	(18,353)	(18,334)
Administrative Expenses	(6,000)	(17,500)

Also, the Company has the following related party assets and liabilities at December 31, 2002:

	2002	2001
Not Readily Marketable Investments	$ 250,000	$ 250,000
Marketable Securities	-	56,500
Receivables	25,000	25,000
Accounts Payable	9,434	-

Piaker & Lyons
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT ON SUPPLEMENTAL INFORMATION

To the Members
Pointe Capital, LLC

We have audited the accompanying financial statements of **POINTE CAPITAL, LLC** as of and for the years ended December 31, 2002 and 2001, and have issued our report thereon dated January 13, 2003. Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in the contents of this report is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 of the Securities and Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Piaker & Lyons

PIAKER & LYONS

Syracuse, New York
January 13, 2003

572 South Salina Street • Syracuse, New York 13202 • (315) 471-8109 • Fax: (315) 471-3293

POINTE CAPITAL, LLC

COMPUTATIONS OF AGGREGATE INDEBTEDNESS AND NET CAPITAL UNDER RULE 15c3-1 FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
AGGREGATE INDEBTEDNESS		
Accounts Payable	$ 11,353	$ 1,171
TOTAL AGGREGATE INDEBTEDNESS	$ 11,353	$ 1,171
NET CAPITAL		
Total Members Equity	$ 365,321	$ 706,270
DEDUCTIONS		
Not Readily Marketable Investments	250,000	250,000
Receivables	43,500	53,500
Equipment and Furniture	13,826	23,042
Other Current Assets	3,442	8,909
Excess Bond Deductible	5,000	5,000
Excess Members' Cash	34,241	251,009
Haircut on Securities	-	15,228
TOTAL DEDUCTIONS	350,009	606,688
NET CAPITAL	15,312	99,582
REQUIRED NET CAPITAL	5,000	5,000
CAPITAL IN EXCESS OF REQUIREMENT	$ 10,312	$ 94,582
RATIO OF AGGREGATE INDEBTEDNESS TO NET CAPITAL	.74 to 1	.01 to 1

See Independent Auditors' Report on Supplemental Information

POINTE CAPITAL, LLC

RECONCILIATIONS OF NET CAPITAL TO FORM X-17a-5
FOR THE YEARS ENDED DECEMBER 31, 2002 AND 2001

	2002	2001
NET CAPITAL REPORTED ON DECEMBER FORM X-17a-5	$ 15,312	$ 92,889
ADJUSTMENTS ARISING FROM AUDIT ADJUSTMENTS WHICH AFFECT NET CAPITAL – FORM X-17a-5:		
Adjustment of Haircut Calculation	-	224
Adjustment of Members' Excess Cash	-	(2,394)
Adjustment of Accounts Payable	-	8,863
TOTAL ADJUSTMENTS AFFECTING NET CAPITAL	-	6,693
NET CAPITAL AS ADJUSTED	$ 15,312	$ 99,582

See Independent Auditors' Report on Supplemental Information